# TURANT, INC.

## REVIEWED FINANCIAL STATEMENTS

For The Year Ended December 31, 2024

# TABLE OF CONTENTS

**INDEPENDENT ACCOUNTANTS' REPORT**

Turant Inc.
Saratoga, CA

**Opinion**

We have reviewed the accompanying financial statements of Turant, Inc. (the "Company") which comprise the balance sheet as of December 31, 2024, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibilities for the Financial Statements**

Our responsibility is to conduct the review engagement in accordance with *the Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

**Accountant's Responsibilities for the Financial Statements**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Richard Omai,*

**Richard Omai, CPA.**
**Certified Public Accountants (AC 49387)**
**March 22, 2025.**

# TURANT, INC.

**Balance Sheet**

| As of December 31, | | 2024 |
|---|---|---|
| **ASSETS** | | |
| | | |
| **CURRENT ASSETS** | | |
| Cash and equivalents | $ | 36,121 |
| Other receivable | | 142 |
| **Total Current Assets** | | **36,263** |
| | | |
| Property and equipment, net (Note 5) | | 2,009 |
| **Total Assets** | $ | **38,272** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| **CURRENT LIABILITIES** | | |
| Loan from officer | $ | 123,012 |
| Other Liabilities | | 341,132 |
| **Total Current Liabilities** | | **464,144** |
| | | |
| **Total Liabilities** | $ | **464,144** |
| Stockholders' equity | | (425,872) |
| **Total Liabilities and Stockholders' Equity** | $ | **38,272** |

*See accompanying notes to the financial statements and independent accountant's review report.*

# TURANT, INC.

## Statement of Loss

| For The Year Ended December 31, | | 2024 |
|---|---|---|
| **OPERATING EXPENSES** | | |
| Advertising and promotion | $ | 20,526 |
| Bank fees | | 235 |
| Communications | | 10,218 |
| Commputer and internet expenses | | 3,123 |
| Continuing Education | | 1,871 |
| Depreciation | | 670 |
| Dues and Subscriptions | | 120 |
| Insurance | | 255 |
| Interest Expenses | | 11,850 |
| Legal and professional fees | | 118,218 |
| Miscellaneous expense | | 44 |
| Office  supplies | | 15 |
| Outside Services | | 33 |
| Software | | 54 |
| Taxes and Licenses | | 441 |
| Travel and related expense | | 10,865 |
| **Total Operating Expenses** | **$** | **178,538** |
| | | |
| Interest income | | 82 |
| **Total Other Income** | | **82** |
| | | |
| **Net loss** | **$** | **(178,456)** |

*See accompanying notes to the financial statements and independent accountant's review report.*

# TURANT, INC.

## Statement of Changes in Stockholders' Equity

| For The Year Ended December 31, | | | | | | 2024 |
|---|---|---|---|---|---|---|
| | Common Stock | | | Retained Earnings Deficit | | **Stockholders'** |
| | Shares | Amount | | | | **Equity** |
| **Balance at Beginning of the Year** | **5,951,000** | **568** | **$** | **(247,984)** | **$** | **(247,416)** |
| Contributions | | | | | | - |
| Net loss | | | | (178,456) | | (178,456) |
| **Balance at End of the Year** | **5,951,000** | **568** | **$** | **(426,440)** | **$** | **(425,872)** |

*See accompanying notes to the financial statements and independent accountant's review report.*

# TURANT, INC.

## Statement of Cash Flows

| For The Year Ended December 31, | | 2024 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| **Net loss** | $ | (178,456) |
| | | |
| **Adjustments to reconcile net loss to net cash provided by operating activities:** | | |
| Depreciation | | 670.00 |
| Amortization | | |
| Gain on disposal of property and equipment | | - |
| | | |
| **Changes in operating assets and liabilities:** | | |
| Increase in accounts receivable | $ | (99) |
| Increase in other liabilities | | 210,591 |
| **Net Cash Provided By Operating Activities** | $ | **32,706** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from sale of property and equipment | $ | (2,678) |
| **Net Cash Used In Investing Activities** | | **(2,678)** |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common and preferred stock | | |
| Loans from officer | $ | 2,363 |
| **Net Cash Provided By Financing Activities** | $ | **2,363** |
| | | |
| **Net Decrease in Cash and equivalents** | | **32,391** |
| | | |
| Cash and equivalents- Beginning of the year | | 3,730 |
| | | |
| **Cash and equivalents- End of the year** | $ | **36,121** |

*See accompanying notes to the financial statements and independent accountant's review report.*

## Note 1 – Organization and purpose

**DESCRIPTION OF BUSINESS** — Turant, Inc (the Company) is a corporation organized under the laws of the State of Delaware. The Company operates in the Artificial Intelligence (AI) Industry. Turant provides a Voice AI SaaS based Authentication platform, targeting Voice AI solutions to change the world in segments such as Secure Multi Factor Authentication, Voice based QR code alternate, Digital Payments, National Digital ID, Remote financial management where no similar solutions available due to technical limitations.

## Note 2 – Summary of Significant Accounting Policies

**BASIS OF ACCOUNTING** — The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

**CASH AND OTHER EQUIVALENTS** — The Company considers all cash and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances with financial institutions.

**ACCOUNTS RECEIVABLE** — Accounts receivable are mainly invoices due under standard trade terms and are stated at the amount management expects to collect from the outstanding balances. The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all receivable balances and estimates the portion, if any, that will not be collected periodically.

**EQUITY** — the total number of Common shares of stock that the corporation shall have authority to issue is ten million (10,000,000) shares of Common Stock, $0.00001 par value per share. As of December 31, 2024, Common share issued is 5,951,000.

**ADVERTISING** — Costs related to marketing and advertising are expensed as incurred. The amount related to advertising was $20,526 as of year-end.

**USE OF ESTIMATES** - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

## Note 3 – Related Party Transactions and Entities Under Common Control.

**DUE TO STOCKHOLDERS** - Amounts due to stockholders are unsecured at an interest rate of 10%, due on demand, and total $123,012 at year-end.

## Note 4 – Subsequent Events

The Company has evaluated subsequent events through March 22, 2025, which is the date the accompanying financial statements were available to be issued. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.